UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Summary of Proxy Solicitation

1. Overall information about Proxy Solicitation
1) Recommender		POSCO HOLDINGS INC.	2) Relationship with the company	The company itself
3) Date of public notice of the General Meeting of Shareholders		February 19, 2025	4) Date of Shareholder’s Meeting	March 20, 2025
5) Start date of Solicitation		February 24, 2025	6) Consignment of Solicitation	Applicable
2. Purpose of Proxy Solicitation
1) Purpose		Smooth progress of the 57th Ordinary General Meeting of Shareholders and securing a quorum of resolutions.
2) Electronic mandate letter		Not applicable
3. Purpose of the 57th Ordinary General Meeting of Shareholders

☐ Agenda 1 : Approval of Financial Statements for the 57th FY

☐ Agenda 2: Partial Amendments of the Articles of Incorporation

- 2-1: Addition of Supporting Evidence to Delegate Authority for Bond Issuance

- 2-2: Raising of Shareholder Voting Requirement to Approve Reappointment of CEO After Serving Consecutive Terms

- 2-3: Removal of the Preamble

- 2-4: Change of the Record Date for Quarterly Dividends

☐ Agenda 3: Election of Inside Directors

- 3-1: Election of Lee, Ju Tae as Inside Director

- 3-2: Election of Chun, Sung Lae as Inside Director

- 3-3: Election of Kim, Ki Soo as Inside Director

☐ Agenda 4: Election of Outside Directors

- 4-1: Election of Yoo, Jin Nyoung as Outside Director

- 4-2: Election of Sohn, Sung Kyu as Outside Director

☐ Agenda 5: Election of Outside Directors to Serve on the Audit Committee

- 5-1: Election of Sohn, Sung Kyu as Outside Director to serve on the Audit Committee

- 5-2: Election of Kim, Joon Gi as Outside Director to serve on the Audit Committee

☐ Agenda 6: Approval of Director Remuneration Limit (FY2025)

4. Information about Agent of Proxy Solicitation
Name of the Company	Representative	Location	Scope of Consignment	Contact Information
Morrow Sodali Korea	Alvise Recchi	37th Floor. 517, Yeongdong-daero, Gangnam-gu, Seoul, Korea (06164)	For foreign institutional shareholders	+82-2-6001-3336 (Stanley Chung)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 19, 2025	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President